Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater receives a credit rating upgrade
Johannesburg, 3 May 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to share that
Moody's Investors Service (Moody's) has upgraded the Group’s corporate family rating (CFR) from Ba3 to
Ba2 with a positive outlook.
Moody’s noted that the “rating action reflects the strong financial performance that Sibanye has displayed over the past two years and its track record of maintaining capital allocation discipline. The company has used its strong cash flows to balance between various strategic objectives, including strengthening its balance sheet and enhancing liquidity, investing in existing assets and executing on its strategy to expand into battery metals, as well as rewarding shareholders through dividends and share buybacks.”. Further information is available from www.moodys.com.
Neal Froneman, CEO of Sibanye-Stillwater commented: “We are pleased that the market is starting to recognise our transition from a single commodity mining company in 2013 to a growing multinational mining and metals group, with a diverse portfolio of mining and processing operations, projects and investments across five continents.”
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, EVP: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website:
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States
Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as
“will”, ““would”, “expect”, “forecast”, “potential”, “may”, “could” “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.
These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”)
future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management.
Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of
Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021 Integrated Annual
Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022. These
forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).